NR08-13

May 9, 2008

Cardero Initiates Pilot-Scale Metallurgical Assessment

at Pampa de Pongo Iron Deposit, Peru

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has initiated an independent pilot-scale metallurgical assessment of the 953 Million tonne (Mt) Pampa de Pongo Iron deposit, in the Marcona district of southeast Peru.  The objective is to independently confirm and further improve upon the positive results of the 1996 Met Chem Canada Inc. metallurgical study (see NR08-11).

Cardero Metallurgical Assessment

Cardero is moving quickly to complete commercial-scale metallurgical test work for inclusion in the Mine Scoping Study presently underway by SRK Consulting Engineers and Scientists (SRK).  Previous metallurgical test work was completed by Met-Chem Canada Inc. of Montreal, Quebec, Canada in 1996 on behalf of RTZ Mining and Exploration and laboratory work was completed by CRM (Centre de Recherche Minerale) of Sainte-Foy, Quebec, Canada.  Two samples, weighing 36 and 38 kilograms, respectively, were analysed at bench-scale and demonstrated the viability of producing a high grade (66.6% to 66.9% iron) pellet.  Cardero’s study will significantly expand the scope of the Met Chem work and use a larger 800 kilogram sample to determine the feasibility of producing a premium Direct Reduction Iron (DRI) grade pellet on a commercial scale.  Based on the previous test work the Company believes that the results will be positive.

The inclusion of positive, commercial-scale metallurgical work into the Mine Scoping Study will add significant value to the Pampa de Pongo project.  With guidance from SRK, the Company is confident that the sample will be representative of overall deposit chemistry, providing high metallurgical confidence for the project moving forward.

Metallurgical Testing Details

Cardero’s sample will consist of a single 800 kilogram bulk sample derived from halved core drilled in the Central Zone (inferred resource of 848Mt @ 44.9% Fe, 0.12% Cu).  In order to design a representative sample, SRK were retained to determine length-weighted mean grades for the Central Zone and to make recommendations for optimum sampling.  SRK’s recommended bulk sample is comprised of intervals from three drillholes, totalling 225 metres of mineralized drill core.

Metallurgical testing will further assess beneficiation of mineralized material, including optimum grinding prior to Low Intensity Magnetic Separation.  The upgraded concentrate will undergo agglomeration testing in preparation for induration (strength testing) to produce Blast Furnace grade pellets.  Finally, the pellets will be subjected to an independent raw material evaluation, which will determine the viability of producing a premium DRI grade pellet product on a commercial scale.

The metallurgical assessment will be undertaken in four stages as follows:

1. Beneficiation - The sample will undergo crushing and grinding to an appropriate liberation size and the physical properties of the sample, such as work index, will be measured, after which the sample will then be blended.  Iron minerals will be separated using a simple low-intensity magnetic separation, liberating the gangue (waste) material from the feed to produce a magnetic concentrate.  Previous test-work upgraded the approximately 45% iron Run Of Mine (ROM ) material to a 69% iron concentrate at this stage.  Contingent on the results of this separation, various flotation processes may be investigated to further upgrade the concentrate if required.  The remaining tailings will be available for additional test work to evaluate copper and gold recovery, such as occurs at the adjacent Marcona Iron Deposit.

2. Agglomeration - The resulting magnetic concentrate will be formed into wet green ball pellets, approximately ½ inch in diameter, which will be produced in a pilot-scale pelletizing disc with an approximate moisture content of 10%.  The wet pellets will then be oven dried.  Wet and dry pellet quality will then be measured as a minimum physical quality must be achieved for the green pellets to survive handling and induration.

3. Induration – The dried green pellets will then be fired in a pot-grate test to simulate typical commercial straight grate firing.  Fired pellet physical quality and chemistry will be determined and these results will determine the viability of producing a blast furnace (BF) grade pellet product.

4. Reduction - A quantity of the BF grade pellets will be shipped to a direct reduction iron (DRI) technology company for an independent raw material evaluation.  Among the parameters to be investigated are reducibility, thermal degradation, fines generation due to reduction, and sticking/clustering tendency under load.  These results will determine the viability of producing a premium DRI grade pellet product.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated metallurgical testing programs on material from Pampa de Pongo and the results thereof, the potential for improving the nature of pelletized material from Pampa de Pongo by altering the pelletizing process, the suitability of Pampa de Pongo iron ore for producing a premium Direct Reduction Iron (DRI) grade pellet on a commercial scale, the completion of a Mine Scoping Study for the Pampa de Pongo deposit and the potential for metallurgical testing to add value to the Pampa de Pongo deposit.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.